Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                     Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                             E-mail:  grhlaw@hotmail.com

July 6, 2012

By Filing on EDGAR

John Dana Brown
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:           Thermal Tennis Inc.
Amendment No. 3 to Form 10-12G
Filed June 14, 2012
File No. 000-54476

To Whom It May Concern:

As counsel to Thermal Tennis Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated June 28, 2012.  Each comment is reproduced below followed by our response to the comment.

Introduction, page 1

Comment No. 1:  Please revise the first paragraph to include a brief statement explaining what it is that you do, namely that you manage the tennis operations at one athletic club and run one summer tennis program at a high school.  This may be helpful after the first sentence.

Response:  Disclosure added as requested.

History, page 2

Comment No. 2:  Please refer to the discussion of the loans at the end of the first paragraph.  It appears that you do not disclose any interest accruing after April 30, 2012.  If interest is no longer accruing on these loans, please say so and state the last date on which any interest accrued.  Additionally please state the date of any agreement that waived the interest and state whether such agreement was written or oral.

Response:  Interest does continue to accrue on the loans.  In this amendment we updated the interest accrued figures through May 31, 2012.  We also added a sentence to clarify that interest does continue to accrue on the loans.

History, page 2

Comment No. 3:  Please revise to balance the disclosure in the second paragraph to remove disclosure of 2009 gross revenues given that you do not provide financial statements for this period.

Response:  Reference to 2009 gross revenue removed.

In connection with this response to the comments of the staff, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Counsel to the Company